UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2020

Commission File Number: 001-34661

Lianluo Smart Limited

 (Translation of registrant’s name in English)

Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road,

Changping District, Beijing, 102200

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 15, 2020, Lianluo Smart Limited (the “Company”) filed an amended and restated memorandum and articles of association with the Registry of Corporate Affairs of the British Virgin Islands, under which shareholders of the Company may amend the memorandum or articles of association of the Company by a resolution consented to in writing. As previously reported, on April 8, 2020, the Company held a special shareholder meeting at which, among others, the shareholders of the Company approved the proposal to amend the Amended and Restated Memorandum and Articles of Association of the Company to provide that shareholders of the Company may amend the memorandum or articles of association of the Company by a resolution consented to in writing by the shareholders representing a majority of the votes of the shares entitled to vote thereon.

A copy of the amended and restated memorandum and articles of association is attached hereto as Exhibit 99.1.

Description

99.1	Amended and Restated Memorandum and Articles of Association, dated April 15, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

April 21, 2020	By:	/s/ Zhitao He
Zhitao He
Chief Executive Officer

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